UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments
Thereto Filed Pursuant to §240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Red Violet, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
75704L104
(CUSIP Number)
Joshua B. Weingard, Esq.
Red Violet, Inc.
2650 North Military Trail, Suite 300
Boca Raton, Florida 33431
(561) 757-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2018
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Matthew Conlin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 188,971
	8.	SHARED VOTING POWER 268,032(1)
	9.	SOLE DISPOSITIVE POWER 188,971
	10.	SHARED DISPOSITIVE POWER 268,032(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 457,003
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) 266,666 shares held by RSMC Partners, LLC, of which Mattew Conlin is a member; and (ii) 1,366 shares held by Conlin Family Foundation Trust, of which Matthew Conlin serves as co-trustee.

(2)	Based on 10,266,613 shares of the Issuer’s Common Stock outstanding as of November 5, 2018.

CUSIP No. 75704L104	Page 3 of 7

Item 1.	Security and Issuer.

Item 1 is amended by adding the following to the end of the item:

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on April 6, 2018 by Matthew Conlin, an individual residing in the State of New York (the “Reporting Person”), with respect to shares of common stock, par value $0.001 per share, of Red Violet, Inc., a Delaware corporation (the “Issuer”), formerly a wholly-owned subsidiary of Fluent, Inc., a Delaware corporation, which was formerly known as Cogint, Inc. (“Fluent”).
The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.
Item 2 is amended by adding the following to the end of the item:

On November 6, 2018, the Stockholders' Agreement was terminated.
The principal business address of the Reporting Person is 33 Whitehall Street, 15th Floor, New York, New York. The Reporting Person’s principal occupation is President of Fluent. The Reporting Person is a United States citizen.
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Not Applicable.

Item 4.	Purpose of Transaction.

Item 4 is amended by adding the following paragraph to the end of the item:

This Amendment is being filed to reflect changes in the beneficial ownership of the Reporting Person that occurred as a result of a gradual sale of shares of common stock. As a result of the transactions, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:
(a) The Reporting Person is the beneficial owner of 457,003 shares of common stock of the Issuer, in the aggregate, representing 4.5% of the Issuer’s outstanding Common Stock, which includes 266,666 shares held by RSMC, of which the Reporting Person is a member, and 1,366 shares held by Conlin Family Foundation Trust, of which the Reporting Person serves as co-trustee. The percentage of beneficial ownership is based upon 10,266,613 shares of the Issuer’s common stock outstanding as of November 5, 2018.
(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.
(c) Transactions in the Issuer’s securities effected by the Reporting Person since the Schedule 13D filed on April 6, 2018:

The shares were sold in multiple transactions at prices ranging from the low and high indicated. The Volume-Weighted Average Price ("VWAP") for the transactions are included in the tables. The Reporting Person undertakes to provide to Red Violet, Inc., any security holder of Red Violet, Inc. or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the tables. The transactions were open market trades.

CUSIP No. 75704L104	Page 4 of 7
Matthew Conlin had the following transactions in the Issuer's common stock since the Schedule 13D filed on April 6, 2018:

Date	Amount	Low	High	VWAP
4/9/2018	115,000			5.0000 (only price)
6/14/2018	5,000			8.2766 (only price)
6/15/2018	5,000			8.1510 (only price)
6/18/2018	5,000			7.8401 (only price)
6/19/2018	5,000			7.5512 (only price)
6/20/2018	5,000			7.4039 (only price)
6/21/2018	5,000			7.4295 (only price)
6/22/2018	2,500			7.4325 (only price)
6/25/2018	2,500			7.6815 (only price)
6/26/2018	2,500			7.8810 (only price)
6/27/2018	7,500			8.8449 (only price)
6/28/2018	2,500			8.8641 (only price)
6/29/2018	2,500			8.4298 (only price)
7/2/2018	2,500			8.4861 (only price)
7/3/2018	2,500			8.6830 (only price)
7/5/2018	2,500			8.7085 (only price)
7/6/2018	5,000			9.6070 (only price)
7/9/2018	5,000			9.0086 (only price)
7/10/2018	3,500			9.3574 (only price)
7/11/2018	2,500			9.1828 (only price)
7/12/2018	7,500			8.2998 (only price)
7/13/2018	2,500			8.3028 (only price)
7/16/2018	2,000			8.1470 (only price)
7/17/2018	1,700			8.0994 (only price)
7/18/2018	1,000			7.9520 (only price)
7/19/2018	1,000			7.8220 (only price)
7/20/2018	1,500			7.5361 (only price)
7/23/2018	1,000			7.9792 (only price)
7/24/2018	1,000			7.8430 (only price)
7/25/2018	2,000			7.4010 (only price)
7/26/2018	800			7.1369 (only price)
8/27/2018	50,000			6.7500 (only price)
8/31/2018	53,900	6.7500	7.9472	6.8323
9/4/2018	1,000			8.1013 (only price)
9/5/2018	400			7.8273 (only price)
9/6/2018	600			7.7773 (only price)
9/20/2018	2,500			5.7035 (only price)
9/21/2018	2,500			5.8141 (only price)
9/24/2018	2,500			6.0237 (only price)
9/25/2018	2,500			6.0784 (only price)
9/26/2018	2,500			5.9888 (only price)
9/27/2018	2,500			6.0373 (only price)
9/28/2018	2,500			6.0204 (only price)
10/1/2018	2,500			6.0164 (only price)
10/2/2018	2,500			6.2061 (only price)
10/3/2018	2,500			6.3112 (only price)

CUSIP No. 75704L104	Page 5 of 7

10/4/2018	2,500			6.3082 (only price)
10/5/2018	2,500			6.4305 (only price)
10/9/2018	2,500			6.2843 (only price)
10/10/2018	4,000	6.1365	6.2388	6.2004
10/11/2018	2,000			6.3568 (only price)
10/12/2018	2,500			6.1341 (only price)
10/15/2018	2,500			5.9683 (only price)
10/16/2018	2,500			5.9225 (only price)
10/17/2018	1,500			5.6561 (only price)
10/18/2018	250			5.6520 (only price)
10/19/2018	1,000			5.8300 (only price)
10/22/2018	1,500			5.4973 (only price)
10/23/2018	930			5.6409 (only price)
10/24/2018	1,250			5.6405 (only price)
10/26/2018	1,000			5.5025 (only price)
10/29/2018	1,000			5.4515 (only price)
10/30/2018	500			5.4602 (only price)
10/31/2018	500			5.5080 (only price)
11/1/2018	500			5.6280 (only price)
11/2/2018	500			5.6830 (only price)
11/5/2018	500			5.8820 (only price)
11/6/2018	500			5.9922 (only price)
11/7/2018	500			5.8860 (only price)
11/8/2018	500			5.8860 (only price)
11/9/2018	500			5.9285 (only price)
11/13/2018	1,000			6.0450 (only price)
11/14/2018	2,000	6.0311	6.0665	6.0381
11/15/2018	1,500			6.4231 (only price)
11/16/2018	1,500			6.6057 (only price)
11/19/2018	1,000			6.7455 (only price)
11/20/2018	500			6.7480 (only price)
11/23/2018	750			6.7920 (only price)
11/26/2018	500			6.7940 (only price)
11/27/2018	500			6.9650 (only price)
11/28/2018	1,000			7.0095 (only price)
11/29/2018	500			7.0640 (only price)
11/30/2018	500			7.1102 (only price)
12/3/2018	500			7.0520 (only price)
12/5/2018	500			6.9350 (only price)
12/6/2018	750			7.0173 (only price)
12/10/2018	500			7.0040 (only price)
12/11/2018	2,000			7.5585 (only price)
12/12/2018	151,500	6.1000	7.2729	6.1116(1)

(1)
Among the December 12, 2018 transactions, the Reporting Person exchanged 75,000 shares of the Issuer's common stock (at an assumed price of $6.10) for 130,714 shares of Fluent's common stock (at an assumed price of $3.50 per share).

There were no additional transactions since the Schedule 13D filed on April 6, 2018.

CUSIP No. 75704L104	Page 6 of 7
(d) Not applicable.
(e) As of December 12, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Issuer's common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

Not Applicable.

CUSIP No. 75704L104	Page 7 of 7
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2018	By:	/s/ Matthew Conlin
Matthew Conlin